MOXEY

🔥 Community Currency built to help small businesses grow

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



moxeyusa.com   Baton Rouge, LA   Fintech & Finance   B2C

Highlights

(1) Used by 3,000+ local businesses in 16 cities

(2) Enables business owners to get new customers & better access to capital

(3) Robust network with over $193 million in sales of local goods & services

(4) A community currency that is as easy to use as a credit card or bank account

(5) Reliable recurring revenue model with a robust growth plan behind it

(6) Founder has previously built successful FinTech, EdTech, and Digital Marketing companies

(7) FinTech is one of the fastest growing sectors - 2021 adoption rate of 88% up from 16% in 2015

(8) 129 of our customers have invested $362,000 into Moxey

Our Team



Charlie Davis   President

Entrepreneur, angel investor and father of four amazing kids. Charlie has previously built successful companies in the FinTech, EdTech and Digital Marketing sectors.

Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.



Jack Heaton   Chief Technology Officer

A decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.



Chip Davis   Founder & Executive Vice President

Chip has over 20 years leadership experience in the barter/trade exchange business. He is the founder of TradeAuthority LLC now doing business as Moxey. Prior to that, Chip spent 24 years as a franchisee in the education space.

What is Moxey?



Moxey combines FinTech, AdTech, MarTech, and social good for a powerhouse solution for small businesses. Our fast-growing, proprietary platform gives small business owners access to an interest-free line of credit while driving new

customer acquisition.

Why Moxey?

It can be rough out there for small business owners. In a game rigged to benefit large corporations and massive financial interests, the backbone of the American economy is often left behind. Most small businesses face two major obstacles: getting access to credit, and finding new customers.

82% OF BUSINESSES FAIL BECAUSE OF INCONSISTENT OR INSUFFICIENT CASH FLOW.
-FUNDERA

A majority of all business owners struggle with these

CORE PROBLEMS


New Customers
Customer acquisition is a fundamental challange for most small businesses.


Expiring Inventory
Selling expiring inventory or leveraging under utilized assets is a critical need in many industries.


Access to Credit
Poor cash flow can cripple a company faster than anything else.

WE DRIVE GROWTH WITH A NEW TAKE ON THE BARTER SYSTEM.

Moxey is a network that helps small businesses support other small businesses while growing their revenues. Using our proprietary FinTech platform and a modern twist on the barter system, we provide business owners with access to much-needed credit and a new community of incentivized customers.

Most businesses can benefit from

OUR SOLUTIONS


New Customers
Moxey participants are heavily incentivized to purchase from


Expiring Inventory
Members are able to sell their products & services, creating


Access to Credit
We provide an interest free line of credit to be spent inside the

incentivized to purchase from
other Moxey members before
even considering non-
members.

products & services - creating
value from what would
otherwise have been lost
forever.

of credit to be spent inside the
Moxey community.

THE PROOF
IS OUR TRACTION.

Moxey isn't just a concept. We've proven our platform through the $195M+ in sales facilitated through our network. To date, we're partnered with 4,000+ small businesses, and we're available in 16 cities across 4 states. A growing number of business owners benefit immensely from our system, and we're confident that we can continue on this track to put Moxey in every city, worldwide.



Moxey's unique ability to manage the allocation of credit inside the network is one of our most distinguishing assets. Our proprietary system maintains the stability and strength of the currency and includes contactless payment technology and a web-based point of sale system.

POSITIONED IN
A FAST GROWING GLOBAL MARKET.

The time is right for Moxey: between the ever-evolving power of smartphones, a growing fascination with alternative currencies, and a newfound interest in supporting local small businesses, **Moxey is perfectly positioned for exponential growth, NOW.**

Fintech is one of the fastest growing markets in the world...

Among these segments, the payment/ billing



Among these segments, the payment/billing services segment is expected to drive major growth in the global market, leading to a revenue generation of **USD $207.11B** by 2021



$300B+ Global market forecast by 2025 at **22.17 CAGR**

This graphic contains forward-looking projections that cannot be guaranteed.

WE KNOW HOW TO
BUILD SUCCESSFUL BUSINESSES.

The Moxey team: an unbeatable combination of leadership experience in the trade exchange business, sales and marketing, and an extensive background of launching and scaling companies in multiple sectors. This team holds the potential to scale Moxey to epic levels.

Watch below for a break down of the Moxey investment opportunity (this is also a great video to share with others).



MEET OUR TEAM
Uniquely Equipped to Succeed



Charlie Davis
President

Founder of Liquid Ventures, multiple startups & exits; chief architect of our patent pending credit allocation system.



Chip Davis
Operations

Founder of Moxey network & developer of the utilized management software & cash reserve accounts.

20+ years of barter exchange experience.



Warren Sager
Operations

Serial entrepreneur & business coach; most recently purchased, fixed and sold a custom manufacturing company.



Jack Heaton
Technology

A decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.



Aimee Supp
Sales & Marketing

Led marketing initiatives on multiple continents, spent the past six years on growth strategies for mutual credit networks.

RELIABLE RECURRING REVENUE MODEL.

We charge a 10% commission on all revenue created by Moxey. This replaces any costs associated with advertising, sales commissions, transaction fees and financing for business owners, and provides us and our investors with a steady stream of revenue that will only keep growing.

WE ARE MAKING REVENUE TODAY

from every Moxey transaction
the network earns a **10% commission**.
We have even more **future revenue channels...**







Business Services

Online Consumer Transactions

Financial Services

ROBUST GROWTH PLAN TO $100M+.

Moxey represents a paradigm shift in how local businesses fund their growth and sell unused inventory. As our network grows in size and strength, it will become harder and harder for future competitors to catch up, and we will continue to grow—exponentially.

IN THE WORDS OF OUR CUSTOMERS...

We're in the business of making a difference, and we have the backing of our entire small business network. In the words of our customers, here's why Moxey is the right investment:



MOXEY 901 Spotlight: The Butcher Shop
New School Media









01:10
SIMPSON HUGHES

MOXEY 901 Spotlight: Eastgate Animal Clinic
New School Media
00:57
RODNEY BALTHROP

The Wellness Corner: Moxey Testimonial
Watch later
Share
Watch on YouTube

THE TIME IS NOW.

When you invest in Moxey now, you lock-in your stake at our current valuation—before we scale nationally and internationally. We have the tech, we have the team, and we have the passion—**now all we need is you.**





Your investment in Moxey comes with perks! Here's what you'll get:

$300+

 **Moxey** T-Shirt

$500+

Exclusive Emerald Moxey Shareholder Card

Moxey T-Shirt

$1,000+

$1,000

- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$5,000+

- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$10,000+

- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$25,000+

- 25% discount to purchase a license to operate
  a Moxey Community
- 3% Moxey dollars loaded onto your Moxey Card
  (3% of your investment amount will be loaded onto your Moxey card
  and can be used anywhere in the Moxey network)
- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team

- (M) **Shoutout** on Social Media as an Investor
- (M) **Exclusive GOLD** Moxey Shareholder Card
- (M) **Moxey** T-Shirt

$50,000+

- (M) **50% discount to purchase** a license to operate a Moxey Community
- (M) **5% Moxey dollars** loaded onto your Moxey Card
  (5% of your investment amount will be loaded onto your Moxey card and can be used anywhere in the Moxey network)
- (M) **Invitation to** an Exclusive dinner in New Orleans (travel & lodging not included)
- (M) **1 hour** Zoom Call with Moxey Executive Team
- (M) **Shoutout** on Social Media as an Investor
- (M) **Exclusive GOLD** Moxey Shareholder Card
- (M) **Moxey** T-Shirt

$100,000+

- (M) **1 license to operate a** Moxey Community
- (M) **7% Moxey dollars** loaded onto your Moxey Card
  (7% of your investment amount will be loaded onto your Moxey card and can be used anywhere in the Moxey network)
- (M) **Invitation to** an Exclusive dinner in New Orleans (travel & lodging not included)
- (M) **1 hour** Zoom Call with Moxey Executive Team
- (M) **Shoutout** on Social Media as an Investor
- (M) **Exclusive GOLD** Moxey Shareholder Card
- (M) **Moxey** T-Shirt

WANT MORE INSIGHT INTO
WHAT MOXEY IS AND HOW IT WORKS?